UNITED SIATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)

General Datacomm Industries, Inc.
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(Name of Issuer)

Common Stock, Par Value $.01 Per Share

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(Title of Class of Securities)

369487608
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(CUSIP Number)

December 1, 2004
---------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Ru1e13d-l (b)
[X]   Rule13d-l (c)
[ ]   Rulel3d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).










CUSIP No. 369487608                       13G
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      1    NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Howard M. Benedek
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      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)    [ ]
           (b)    [X]

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      3    SEC USE ONLY

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      4    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
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..                 5     SOLE VOTING POWER
NUMBER OF
SHARES                  35,670
BENEFICIALLY            -----------------------------------
OWNED BY          6     SHARED VOTING POWER
EACH REPORTING          131,500 person

WITH              7     SOLE DISPOSIVITE POWER

                        35,670
                  -----------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        131,500
 ---------------------------------------------------------

      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

	          167,170
----------------------------------------------------------

     10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------

     11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.1%



     12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                     IN
-----------------------------------------------------------------------

Item 1.

      (a)  Name of Issuer:

           General Datacomm Industries, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

           6 Rubber Avenue
           Naugatuck, Connecticut 06770


Item 2:

      (a) Name of Person Filing:

          Howard M. Benedek

      (b) Address of Principal Business Office or, if none, Residence

          900 Fifth Avenue
          New York, New York 10021

      (c) Citizenship:

          United States

      (d) Title of class of Securities:

          Common Stock, Par Value $ .01 Per Share

      (e) CUSIP NO.:

          369487608

Item 3.
          Not applicable


Item 4.   Ownership

      (a) Amount beneficially owned:

        167,170

        (b) Percent of class:

            5.1%

        (c) Number of shares as to which .the person has:

           (i) Sole power to vote or to direct the vote:

               35,670

          (ii) Shared power to vote or to direct the vote:

               131,500

         (iii) Sole power to dispose or to direct the disposition of

               35,670

          (iv) Shared power to dispose or to direct the disposition

               131,500

Item 5.  Ownership of 5 Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person

         Not applicable

Item 7. Identification and classification of the subsidiary which acquired security being reported on by the parent holding company control person.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable















Item 10.         Certifications


                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not aquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
                 After reasonable inquiry and to the best of my knowledge and belief, Icertify that the information set forth in this statement is true, complete and correct.


Date:   December 7, 2004





                       By:  /s/ Howard M. Benedek

                         Howard M. Benedek, Investor